Exhibit D

Exhibit D

Eco Management Equity Acquisition Agreement

EQUITY PURCHASE AGREEMENT

This Acquisition Agreement (this "***Agreement***") is made as of the 27th day of March, 2024, among Lelantos Holdings, Inc., a Florida corporation ("***Buyer***"), and Isaac Diaz-Curiel and Amy Ann Ritter (the "***Equity Holders***") and:

Tomik Electric LLC DBA Eco Management Systems	Eco Management Systems Limited LLC	Eco Management Systems LLC DBA ECO Electrical Systems	Eco Management Systems LLC

(the "***Companies***").

Recitals

The Equity Holders own the above-mentioned companies and desire and intend to sell equity of the Companies to the Buyer at the price and on the terms and subject to the conditions set forth below; and

The Buyer desires and intends to acquire the Equity from the Equity Holders at the price and on the terms and subject to the conditions set forth below.

WHEREAS, the Companies are currently valued at $6 million and the 50% acquisition price is set at $3 million.

WHEREAS, the stock price used to determine the shares provided was the closing price of the stock on March 27, 2024 of $.375.

Buyer currently owns 00% of the Companies. Buyer is purchasing 50% of Equity Holders' stake in the Companies in its entirety which will operate as a subsidiary of Lelantos Holdings, Inc.; and

WHEREAS, The Buyer desires and intends to acquire 50% equity of the above-mentioned companies. which will result in the transfer of all business and equity under Lelantos Holdings, Inc.. and all of its subsidiaries to merge into Lelantos Holdings, Inc. will own 50% equity of the Companies. The Equity Holders will manage and operate these entire Companies under their direction with the help and guidance of the managing members of Lelantos Holdings, Inc. in any way the Buyer can assist. The Companies will become a subsidiary of Lelantos Holdings, Inc.. and the Companies will become equity Equity Holders in Lelantos Holdings, Inc. based on the terms and subject to the conditions set below.

- The buyer will acquire 50% of the Companies in exchange for a combination of restricted common stock, and shares from the Lelantos Holdings Employee Stock Opportunity Program. The acquisition price is based on the Companies current valuation and the current market price of Lelantos Holdings, Inc. stock. The purchase price is set forth in section 2 below.

- The Buyer will provide the Equity Holders one (1) board seat on their Board of Directors as part of the acquisition.
- The Companies will retain full operational control over their business and day-to-day operations other than the instances noted below.
- Any “major” decision that will dramatically impact the operations of Eco will be discussed with Lelantos executive staff and agreed upon prior to execution. Such decisions include but are not limited to, new partnerships or joint ventures, strategic resources, onboarding new lending resources and sales groups, and adoption of new software or business tools and processes.
- The Companies will retain all revenue and profits generated from their business activities and have full control over the use of funds generated from their operations as well as bank accounts.
- When appropriate and available, Eco will provide a dividend to Lelantos at a yet-to-be-determined percentage.
- The Companies will retain full operational control, including establishing wages, over their existing and future employees except in the instances noted below. New hires will discussed and agreed upon by the Buyer and the Equity Holders.
- Termination of employees will be discussed and agreed upon by the Buyer and the Equity Holders.
- The Buyer will have the right to suggest new hires or terminations to be agreed upon by both parties. Lelantos will provide the Equity Holders access to their executive team, employees, and contractors for operational support of the Companies business activities, including, but not limited to, legal, accounting, marketing and advertising, branding, and administrative assistance.
- The Buyer pledges to build their staff, when funds are available to do so, to provide additional operational support to the Companies.
- Ultimately, the Buyer intends to acquire 100% of the Companies after the first year of successful work together.

Agreement

NOW THEREFORE, in consideration of the covenants and conditions set forth herein, the parties agree as follows:

1. **Incorporation of Recitals**

   The Recitals above constitute material and operative provisions in this Amendment, they are incorporated by reference.

2. **Purchase and Sale of Shares**

   Subject to the terms and conditions of this Agreement, at the Closing (as defined in Section 3 of this Agreement), the Equity Holders shall sell, convey, transfer, and assign, upon the terms and conditions hereinafter set forth, to Buyer, free and clear of all liens,

pledges, claims, and encumbrances of every kind, nature and description, and Buyer shall purchase and accept from the Equity Holders the Shares, which comprise all of the remaining outstanding capital stock of the Companies. Buyer currently owns 00% of the Companies. Seller owns 100% of the Companies. Buyer is purchasing Seller's 50% stake to own 50% of the Companies.

3. **Purchase Price**

Buyer shall purchase the Shares for aggregate consideration (the "Purchase Price") as follows:

- At the Closing, the Buyer shall issue the Companies 80,000 shares of Preferred Series Shares of the Publicly Traded Company, Lelantos Holdings, Inc. (OTC Markets Symbol LNTO). These Preferred Series I Shares are convertible to Common Shares of LNTO with a 50:1 exchange rate which will result in a common stock ownership in Lelantos Holdings, Inc. of four million (4,000,000) shares once converted from Preferred to Common stock. The holding period for the exchange will be one year from the date of the fulfillment of the closing terms of this agreement. Of these common shares 1,200,000 (30%) may be converted into the Employee Stock Ownership Program (ESOP) by Board resolution.
- The Buyer shall also issue the Equity Holders 4,000,000 shares of Common stock authorized by the Buyer's ESOP. These shares shall be freely trading and will garner the current market price when sold.

4. **Conditions of Closing**

Lelantos Holdings, Inc. will issue the Companies 80,000 shares of Preferred Series Shares of the Publicly Traded Company, Lelantos Holdings, Inc. (OTC Markets Symbol LNTO). These Preferred Series I Shares are convertible to Common Shares of LNTO with a 50:1 exchange rate which will result in a common stock ownership in Lelantos Holdings, Inc. of four million shares once converted from Preferred to Common stock. The holding period for the exchange will be one year from the date of the fulfillment of the closing terms of this agreement. Of these common shares 1,200,00 (30%) may be converted into the ESOP by resolution.

Lelantos Holdings shall also issue the Equity Holders 4,000,000 shares of Common stock authorized by the Buyer's Employee Stock Ownership. These shares shall be freely trading and will garner the current market price when sold.

5. **Representations and Warranties of the Companies and the Equity Holders**

It is represented that Companies are owned 100% by Isaac Curiel, and Amy Ann Ritter and the Equity Holders have full authority to transfer ownership and all projects under the Companies into Lelantos Holdings, Inc. for this acquisition. It is also represented and

warrantied that Lelantos Holdings, Inc. has Preferred Class shares that convert 50 to 1 into common stock as well as common shares authorized by Lelantos Holdings's ESOP.

6. **Authority**

The Equity Holders have the requisite power, right and authority to enter into this Agreement and the documents contemplated hereby (the "Transaction Documents") to which they are a party, to consummate the transactions contemplated hereby and thereby, and to sell and transfer the Equity without the consent or approval of any other person, corporation, partnership, joint venture, organization, other entity or governmental or regulatory authority ("Person").

7. **Enforceability**

This Agreement has been, and the other Transaction Documents to which the Equity Holders are a party on the Closing Date will be, duly executed and delivered by the Equity Holders, and this Agreement is, and each of the other Transaction Documents to which they are a party on the Closing will be, the legal, valid and binding obligation of the Equity Holders, enforceable against the Equity Holders in accordance with their terms.

8. **Securities Law Representations and Warranties**

The Equity Holders has been advised that the Common Stock is not registered under the Securities Act of 1933 (the "Act"), or applicable state securities laws, but is being issued pursuant to exemptions from such laws, and that the Buyer's reliance upon such exemptions is predicated in part on the Equity Holders's representations contained herein. The Equity Holders acknowledge that the Buyer is relying in part upon the Equity Holders's representations and warranties contained herein for the purpose of qualifying the issuance of the Securities for applicable exemptions from registration or qualification pursuant to federal or state securities laws, rules and regulations.

9. **No Conflict**

The execution, delivery and performance of this Agreement and/or the Transaction Documents by the Buyer and the consummation of the transactions contemplated hereby or thereby by the Buyer will not (a) violate, conflict with, or result in any breach of, any provision of the Buyer's articles of incorporation or bylaws; (b) violate, conflict with, result in any breach of, or constitute a default (or an event that, with notice or lapse of time or both, would constitute a default) under any contract or judgment to which the Buyer is a party or by which it is bound or (c) violate any applicable law, statute, rule, ordinance or regulation of any governmental body.

10. **Delivery of Certificates**

The Equity Holders shall have delivered to the Buyer certificates representing the Shares, duly endorsed for transfer on the Companies's books. The Buyer shall deliver to the Equity Holders proof of the Equity Holders issuance of the shares of Preferred Series Shares of the Publicly Traded Companies, Lelantos Holdings, Inc. (OTC Markets Symbol LNTO)

11. Due Diligence

The results of the Buyer's due diligence investigation of the Companies and the Equity Holders as it relates to the Shares shall be satisfactory in all respects to the Buyer.

12. No Adverse Changes

From the date of this Agreement to the Closing Date, there shall not have been any material adverse change in (a) the business, operations, assets, liabilities, earnings, condition (financial or otherwise) or prospects of the Companies or (b) with respect to the Equity Holders and the Shares, and no material adverse change shall have occurred (or be threatened) in any domestic or foreign laws affecting the Companies or in any third party contractual or other business relationships of the Companies.

13. Entire Agreement

This Agreement embodies and constitutes the entire understanding among the parties with respect to the transactions contemplated by this Agreement, and all prior or contemporaneous agreements, understandings, representations and statements between the parties, oral or written, are merged into and superseded by this Agreement.

14. Modification and Waiver

Neither this Agreement nor any of its provisions may be modified, amended, discharged or terminated except in writing signed by the party against which the enforcement of such modification, amendment, discharge or termination is sought, and then only to the extent set forth in such writing. No failure of a party to insist upon strict performance by the other party of any of the terms and conditions of this Agreement shall constitute or be deemed to be a waiver of any such term or condition, or constitute an amendment or waiver of any such term or provision by course of performance, and each party, notwithstanding any failure to insist upon strict performance, shall have the right thereafter to insist upon strict performance by the other party of any and all of the terms and conditions of this Agreement. Any party may, in its sole and absolute discretion, waive, only in writing, any condition set forth in this Agreement to such party's obligations under this Agreement which is for the sole benefit of the waiving party, in

which event the non-waiving party or parties shall be obligated to close the transaction upon all of the remaining terms and conditions of this Agreement.

15. **Governing Law; Severability**

This Agreement shall be governed for all purposes by the laws of the State of Florida applicable to agreements executed and to be wholly performed in Florida. Nothing contained in this Agreement shall be construed so as to require the commission of any act contrary to law, and whenever there is any conflict between any provision contained in this Agreement and any present or future statute or law, ordinance or regulation or judicial ruling or governmental decision with the force of law contrary to which the parties have no legal right to contract, the latter shall prevail, but the provision of the Agreement which is affected shall be limited only to the extent necessary to bring it within the requirements of such law, ruling or decision without invalidating or affecting the remaining provisions of the Agreement.

16. **Counterparts**

This Agreement may be executed in counterparts, each of which shall be an original, but such documents shall constitute one and the same document.

17. **Contract Interpretation**

The parties acknowledge that they have caused this Agreement to be reviewed and approved by legal counsel of their own choice. This Agreement has been specifically negotiated, and any presumption that an ambiguity contained in this Agreement shall be construed against the party that caused this Agreement to be drafted shall not apply to the interpretation of this Agreement.

18. **Other Parties**

Nothing contained in this Agreement shall be construed as giving any person, firm, corporation or other entity, other than the parties to this Agreement and their successors and permitted assigns, any right, remedy or claim under or in respect of this Agreement or any term or condition contained in this Agreement.

[Signature page follows]

SIGNATURE PAGE

IN WITNESS WHERE OF, the parties have caused this Agreement to be duly executed on the 27th day of March 2024, by their respective representatives hereunto authorized as of the day and year first above written.

THE COMPANIES

Isacc Diaz-Curiel, Managing Member

Amy Ann Ritter, Managing Member

THE BUYER:

Lelantos Holdings, Inc.

Nathan Puente, CEO/Director

Joshua Weaver, COO/Director

Sean Land, President/Director